January 20, 2010

<>Securities and Exchange Commission

<>Division of Corporation Finance

<>100 F Street, N.E.

<>Mail Stop 3561

<>Washington, D.C. 20549-0305

Attn: Max A. Webb

<>	Re:	<>Quantum Fuel Systems Technologies Worldwide, Inc.<> Form 10-K for the year ended April 30, 2008 filed July 3, 2008 File No. 000-49629

<>Dear Mr. Webb:

<>We are responding to the Staff's additional comment letter dated January 20, 2010 regarding the above referenced filing. To facilitate the Staff's review of our responses, each of the Staff comments is set forth in italicized type immediately followed by the Company's response.

It should be noted that the Draft 2009 Form 10-K could require modification as we complete our financial statement and disclosure control process and as our independent registered public accountants complete their audit.

Draft Annual Report on Form 10-K for the fiscal year ended April 30, 2009

Financial Statements page F-1

Notes to Consolidated Financial Statements, page 8

Note 11, Long-term Debt, page 29

  Staff Comment<><><>:<> Please revise the proposed disclosures in response to our prior comment 7 to reflect the correct modification date of Term Note B as May 30, 2008, rather than May 30, 2009 as the proposed disclosure currently reads.

Company Response: We advise the Staff that we have revised our draft disclosure to correct the typographical error in dating. It now reads:

"Prior to the May 30, 2008 amendment, the derivative instrument representing the principal multiplier feature was not ascribed any fair value as a market place participant would have assumed that the Company would exercise its option to prepay the note at its face value prior to January 16, 2010."

2. Staff Comment: We note your response to our prior comment 7. However, based on your response, it is unclear why the amendments to Term Note B, effective May 30, 2008 gave rise to a fair value for the multiplier at your fiscal year end of April 30, 2009. Although the terms were modified such that the revised terms now provided that the multiplier feature applied to both prepayments and demands for repayment, if such prepayments could not be made prior to January 16, 2010, it is unclear why the embedded derivative associated with the multiplier feature had any fair value at April 30, 2009. Please tell us and revise the notes to the company's financial statements to explain why the embedded derivative associated with the multiplier had a fair value at April 30, 2009 when its provisions would not be applicable prior to January 16, 2010.

Company Response: We advise the Staff that the Company determined at the time of issuance of Term Note B on January 16, 2008 that the embedded multiplier feature contained within the note was a derivative under the guidance of SFAS 133. However, since the Company could avoid payment of the value attributable to the multiplier feature by prepaying the note, we ascribed no value to the embedded derivative. However, after given effect to the amendments that occurred on May 30, 2008, which eliminated the Company's ability to avoid paying the value of the multiplier feature by prepaying the note, the multiplier feature applied the same whether there was a prepayment or demand. Since the Company could no longer avoid paying the value attributable to the multiplier feature by prepaying the note, we believe that the embedded derivative associated with the multiplier feature had a measurable fair value on May 30, 2008, which must be recognized for all periods beginning on May 30, 2008 and continuing until the note is paid in full. We believe the fact that the Company could not make a prepayment and the lender could not make a demand for payment prior to January 16, 2010, should not be taken into consideration because the restriction merely established when the value of the multiplier feature may have to be paid; it did not establish when the multiplier feature actually had value.

We plan to enhance our disclosures in our Draft 2009 Form 10-K to provide a similar explanation.

Note 17. Fair Market Measurements, page 50

3. Staff Comment: We note your response to prior comment 9. However, we continue to believe that the derivative liability associated with the warrants should be presented as a current liability since the warrants are currently exercisable and could require cash settlement due to events which are outside of the company's control, and are therefore similar in nature to a demand obligation. Please note that we do not believe the likelihood or probability that cash settlement will be required within the next twelve months should be a consideration in determining the related balance sheet classification. Please revise your balance sheet presentation accordingly for each balance sheet presented. Your selected financial data should be similarly revised for all years for which the warrants were outstanding and currently exercisable.

Company Response: We advise the Staff that we acknowledge the Staff's position and, as such, we will classify the warrants accounted for as derivative instruments as a current liability.

We further advise the Staff that we plan to likewise classify the embedded derivative features associated with the Convertible Note as a current liability and, to the extent a demand for payment can be made under Term Note B within twelve months of the applicable balance sheet date, we plan to classify the derivative liability associated with Term Note B as a current liability. We believe this presentation for the embedded derivative instruments associated with the Convertible Note and Term Note B is consistent with the Staff's position on the classification of the derivative warrant instruments.

<>*      *      *

<>We trust that you will find this letter responsive to the Staff comments. If you have any further questions or comments, please contact the undersigned at (248) 619-9277.

<>Very truly yours,

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

/s/ Kenneth R. Lombardo ___________________
Kenneth R. Lombardo
General Counsel

<>cc:	Alan P. Niedzwiecki, CEO W. Brian Olson, CFO